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                                          Filed by ICO-Teledesic Global Limited.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No: 333-46230
             Subject Companies: New ICO Global Communications (Holdings) Limited
                                                           Teledesic Corporation
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     The following press release was issued by ICO-Teledesic Global Limited on October 6, 2000.


Media Contacts:
Teledesic
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         Roger Nyhus, +1.425.602.6500; roger@teledesic.com
         David Bowermaster, +1.425.602.6500; davidb@teledesic.com
         Corporate Office: +1.425.602.0000; info@teledesic.com;
                           www.teledesic.com

Motorola
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         Kathi Haas +1.480.456.2517, kathi.haas@motorola.com


       TELEDESIC AND MOTOROLA AGREE TO END SYSTEM AGREEMENT AS TELEDESIC
                  PREPARES TO MERGE WITH ICO-TELEDESIC GLOBAL


BELLEVUE, Wash. - Oct. 6, 2000 - Teledesic LLC and Motorola, Inc. (MOT:NYSE) have agreed to end their Teledesic system agreement in the wake of Teledesic's plans to merge with ICO-Teledesic Global Limited, Teledesic announced today.

The mutual decision by Teledesic and Motorola to end the system agreement that called for Motorola to serve as prime contractor of the Teledesic system gives Teledesic the flexibility to pursue alternative approaches for building its global, broadband satellite communications network.

The McCaw organizations and Motorola will maintain a close relationship, and Motorola remains an investor in Teledesic.

Telecommunications pioneer Craig McCaw and Microsoft founder Bill Gates are Teledesic's two primary founding investors. Strategic investors also include Motorola, Saudi Prince Alwaleed Bin Talal, The Boeing Company and The Abu Dhabi Investment Company. Teledesic is the first licensed satellite communications network that will enable affordable, worldwide access to advanced telecommunications services such as computer networking, broadband Internet access and interactive multimedia. Teledesic will deliver broadband data and value-added services over a global network optimized for the Internet Protocol. Teledesic (pronounced "tel-eh-DEH-sic") is based in Bellevue, a suburb of Seattle, Washington, with offices in Brussels, Belgium; London, United Kingdom; Madrid, Spain; Munich, Germany; Ottawa, Canada; Riyadh, Saudi Arabia; and Washington, D.C.

                                        # # #

Editors' Note: Teledesic and Internet-in-the-Sky are registered service marks of Teledesic LLC.
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We urge you to read the Prospectus filed by ICO-Teledesic Global Limited and
New ICO Global Communications Holdings with the Securities Exchange Commission as part of a Registration Statement on Form S-4 on September 20, 2000, because it contains important information. The Prospectus will be sent to stockholders of ICO-Teledesic Global Limited, New ICO Global Communications (Limited) and Teledesic Corporation in connection with the solicitation of their approval of the proposed mergers of ICO-Teledesic Global Limited with New ICO Global Communications (Holdings) Limited and Teledesic Corporation with a subsidiary of New ICO.

You may obtain a free copy of the Registration Statement on Form S-4 (File No. 333-46230) and other documents filed by the companies with the Commission at the Commission's web site at www.sec.gov. The Registration Statement may also be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement may also be obtained from ICO-Teledesic Global Limited by contacting ICO-Teledesic Global Limited, 2300 Carillon Point, Kirkland, WA 98033, Attention: Barbara Worlein.